BART AND ASSOCIATES, LLC

Attorneys at Law

June 18, 2015

Via SEC Edgar Submission

Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Ziwira, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: April 17, 2015
File No. 333-203471

Dear Ms. Mills-Apenteng:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Based on your operations, we are unable to agree with your response to prior comment 1 regarding your status as a shell company under Securities Act Rule 405. While you state in your response that you are actively pursuing your business plan, your website is currently in development and is not generating revenues. In addition, you have no assets. Please revise your disclosure on the cover page and on page 37 to indicate that you are a shell company.

Answer to Comment 1: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is a development stage company that is pursuing its business plan, which is to develop an online platform in order to feature information, user services and products, the company believes that is has operations that are not “nominal”. Additionally, the Company is actively attempting to complete its website in order to generate revenue through a user base. Also, although the company does not currently have assets, during the 10 days from inception through January 31, 2015, the company incurred $350 dollars in operating expenses. The company has incurred liabilities in an effort to pursue its business plan, and is actively attempting to develop and complete its online platform. Therefore, the Company strongly believes that it is not currently, and has never been, a “shell company”.

Summary of Prospectus, page 4

Comment 2: Please disclose prominently in the summary and business sections that you have no customers or revenues. In addition, disclose, if true, that your business operations to date are limited to developing a business plan or, alternatively, provide a succinct description of the extent of your limited business operations.

Answer to Comment 2: The disclosures listed in Comment 2 have been added throughout the revised disclosure statement.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

June 18, 2015

The Offering, page 5

Comment 3: Refer to prior comment 7. As the costs disclosed in the table on page 41 are only being incurred as a result of this offering, the proceeds to you should be presented net of the offering costs. Please revise your disclosure on page 5 to indicate proceeds to you net of the associated expenses. In addition, revise the disclosure under “Use of Proceeds” on page 16 to include your offering costs.

Answer to Comment 3: The disclosure listed in Comment 3 has been added to the revised registration statement.

Risk Factors, page 7

Comment 4: Regarding your response to prior comment 16, please include a risk factor highlighting the risks relating to the limited time commitment by Messrs. Merza and Haddad, in accordance with our comment. Also address the conflicts of interest from Mr. Merza’s employment at Ziwira FZE in the risk factor and on page 35 under the caption “Conflicts of Interest.” The revised disclosure should clearly explain the business of Ziwira FZE and the apparent conflicts.

Answer to Comment 4: The disclosures listed in Comment 4 have been added to the revised disclosure statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Ziwira, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com